Proskauer Rose LLP Eleven Times Square New York, NY 10036-8299

September 18, 2020

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr. Edward P. Bartz

Re:	CPG Cooper Square International Equity, LLC File Nos. 333-239925 and 811-23590

Dear Mr. Bartz:

On behalf of CPG Cooper Square International Equity, LLC (the "Fund"), transmitted for filing as EDGAR correspondence are the Fund's responses to the comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission"), provided by you to me by letter dated August 26, 2020. The Staff's comments relate to Pre-Effective Amendment No. 1 (the "Amendment") to the Fund's Registration Statement on Form N-2 under the Securities Act of 1933, as amended (the "1933 Act") (also constituting Amendment No. 1 to the Registration Statement on Form N-2 under the Investment Company Act of 1940, as amended (the "1940 Act")), filed with the Commission on July 28, 2020 (the "Registration Statement").

Set forth below are the Staff's comments and the Fund's responses thereto. Capitalized terms used herein and not otherwise defined are used with the meanings assigned to them in the Amendment.

PROSPECTUS

Cover Page

Comment 1. The second paragraph of this page states that the Fund seeks to achieve its investment objective by investing primarily in equity securities of "non-U.S.-domiciled issuers." Please also disclose in this paragraph, as well as in the "Investment Program" section on page 1 of the prospectus and throughout the prospectus that, as disclosed in the fourth bullet point on page 14, the Fund's investments in non-U.S.-domiciled issuers include emerging market issuers.

Response 1. We propose to revise the disclosure as follows:

The Fund seeks to achieve its investment objective by investing primarily in equity securities of non-U.S.-domiciled issuers, including those domiciled in emerging markets.

Comment 2. Please explain to us how an issuer being domiciled in a non-U.S. country "economically ties" the issuer to that country. See Investment Company Names, Investment Company Act Release No. 24828, at n. 42 (Jan. 17, 2001).

Response 2. The Fund intends to invest its assets in issuers that are tied economically to a number of countries throughout the world, excluding the United States. The Adviser believes that a company is economically tied to the country in which it is domiciled—that is, in which it is organized—as a result of various macroeconomic factors and risks specific to the country, including political, social, regulatory, economic and market events, governmental and regulatory policies, tax obligations, unemployment, inflation, currency fluctuations, interest rates and trade issues that may affect the company's ability to earn revenues and profits and, therefore, may affect the value of the company's business. In addition, we wish to note that, as originally proposed, Rule 35d-1 would have required investment companies with names that suggest they focus their investments in a particular country or in a particular geographic region to invest in securities that met one of three criteria specified in the rule—notably, one such criterion was investing in securities of issuers that are organized under the laws of the country or of a country within that region. For clarity, we propose to add the following disclosure to the prospectus: "The Fund considers an issuer to be non-U.S.-domiciled when it is organized under the laws of a country other than the United States."

Securities and Exchange Commission

September 18, 2020

Comment 3. Please disclose in this section the Fund's market capitalization policy with regard to its equity securities.

Response 3. We propose to revise the disclosure on the cover to state that the Fund may invest in equity securities without restriction as to market capitalization.

Inside Cover Page (Page ii)

Comment 4. This page provides four bullet points regarding the Fund's illiquidity and distributions. Please ensure that these bullet points appear on the outside front cover page of the prospectus.

Response 4. Further to Item 1.1.j. of Form N-2, we will revise the disclosure on the outside cover page to include cross-references to the discussion of these risk factors.

Prospectus Summary – Investment Program (Page 1)

Comment 5. The first paragraph of this section states that the Fund's investments may include convertible securities. If the Fund's convertible securities will include contingent convertible bonds, please disclose in this section, and provide appropriate risk disclosure in the discussions of the Fund's risks.

Response 5. The Fund's convertible securities will not include contingent convertible bonds.

Prospectus Summary – The Offering (Page 2)

Comment 6. The third paragraph of this section states that the Adviser may, in its discretion, waive the Fund's $50,000 minimum initial investment requirement (but not below $25,000). Please explain to us the circumstances under which the Adviser may choose to reduce the minimum initial investment requirement.

Response 6. The minimum initial investment requirement may be reduced in the Adviser's sole discretion, but not below $25,000, based on a consideration of various factors, including the investor's overall relationship with the Adviser or the Fund (e.g., employees of the Adviser or Selling Agents), the investor's holdings in other funds affiliated with the Adviser and such other matters as the Adviser may consider relevant at the time.

Securities and Exchange Commission

September 18, 2020

Prospectus Summary – Tax Distribution Policy (Page 3)

Comment 7. Please explain to us whether the Fund will make return of capital distributions. If so, please disclose that fact in this section and in the section titled "Distributions to U.S. Investors" on page 53 of the prospectus, and state that a return of capital is a return to investors of a portion of their original investment in the fund, and does not represent income or capital gains. Also, please briefly explain the tax implications for investors of return of capital distributions.

Response 7. The Fund does not intend to make return of capital distributions.

Prospectus Summary – Incentive Fee (Page 7)

Comment 8. The Fund's Incentive Fee will be calculated based on each class, which will result in different Incentive Fee amounts for each class. In addition, the Incentive Fee will be calculated based on net profits, which appears to include both realized and unrealized capital gains. Please explain to us how the Fund's Incentive Fee is consistent with its exemptive order, Rule 205-3(a) under the Investment Advisers Act of 1940 (the "Advisers Act"), and Rule 18f-3 under the 1940 Act.

Response 8. We believe that calculating the Fund's Incentive Fee on a class-by-class basis and based on both realized and unrealized appreciation is consistent with the Fund's exemptive order1 (the "Multi-Class Order"), Rule 205-3(a) under the Advisers Act and Rule 18f-3 under the 1940 Act.

The Multi-Class Order is conditioned on the Fund complying with the provisions of Rule 18f-3 under the 1940 Act as if the Fund were an open-end investment company. While Rule 18f-3 generally does not permit different classes of shares to pay a different share of advisory fees,2 it contains an exception to this general prohibition in that each class "may pay a different advisory fee to the extent that any difference in amount paid is the result of the application of the same performance fee provisions in the advisory contract of the company to the different investment performance of each class."3 The Incentive Fee is the same for each class: 20% of the class's net profits, subject to reduction for prior losses that have not been offset by subsequent net profits. Each class's investment performance will differ because each class will pay a different Distribution and Servicing Fee, incur different expenses and experience differential cash flows. Accordingly, the application of the same Incentive Fee to the investment performance of each class will result in different Incentive Fees being payable, as permitted by Rule 18f-3.

In addition, we believe that Rule 205-3(a) does not prohibit the inclusion of unrealized as well as realized appreciation in calculating incentive compensation in the case where all investors are "qualified clients," as defined in the rule, as is the case with the Fund. In fact, as originally adopted in 1985, Rule 205-3 included a requirement mandating that advisers disclose, when relevant, that they may receive "increased compensation with regard to unrealized appreciation as well as realized gains in the client's account."4 The rule was amended in 1998 to eliminate all contractual and disclosure provisions other than the client eligibility tests.5

_______________

[1]	In re CPG Carlyle Private Equity Fund, LLC, et al., Investment Company Act Rel. No. IC-30512 (May 9, 2013) (Notice); Investment Company Act Rel. No. IC-60549 (June 4, 2013) (Order).

[2]	See Rule 18f-3(a)(1)(ii) ("[Each class] may pay a different share of other expenses, not including advisory or custodial fees or other expenses related to the management of the company's assets, if these expenses are actually incurred in a different amount by that class, or if the class receives services of a different kind or to a different degree than other classes.") (emphasis added).

[3]	See Rule 18f-3(a)(1)(iii).

[4]	See Exemption To Allow Registered Investment Advisers to Charge Fees Based Upon a Share of Capital Gains Upon or Capital Appreciation of a Client's Account, Investment Advisers Act Release No. 996 (Nov. 14, 1985).

[5]	See Exemption To Allow Investment Advisers To Charge Fees Based Upon a Share of Capital Gains Upon or Capital Appreciation of a Client's Account, Investment Advisers Act Release No. 1731 (Jul. 15, 1998).

Securities and Exchange Commission

September 18, 2020

Comment 9. The fifth paragraph of the Incentive Fee risk section on page 35 of the prospectus states that Units "may be subject to having their net asset value reduced by the Incentive Fee, even though the net asset value per Unit is below the net asset value at which such Units were issued." Please add disclosure to this section, and revise the disclosure on page 35 of the prospectus, to state in plain English that Investors may pay an Incentive Fee on their investment, even though the value of their investment has declined.

Response 9. We propose to revise the disclosure as follows:

The application of the Incentive Fee may not correspond to a particular Investor's experience in the Fund because aggregate cumulative appreciation is calculated on an overall basis allocated equally to each outstanding Unit. An Investor may not owe an Incentive Fee on its investment, even though the value of its investment has increased. For example, if an Investor were to acquire Units after the Fund's trading ~~has~~ resulted in a cumulative loss,~~. If so,~~ the Investor~~'s~~  would not owe an ~~Units will not be subject to having its net asset value reduced by the~~ Incentive Fee until sufficient gains have been achieved to exceed such losses, despite the fact that the Investor will have experienced ~~all gains allocated to such Units from the date of purchase will constitute~~ aggregate cumulative appreciation in respect of its ~~such~~ Units. Conversely, an Investor may owe an Incentive Fee on its investment, even though the value of its investment has declined. For example, if an Investor were to acquire Units at a time when the Fund had net profits for the Performance Period of $2 million in excess of the high water mark and yet, as of the end of the Performance Period, the Fund had net profits of $1 million in excess of the high water mark, the Investor would owe an Incentive Fee despite the fact that the value of its investment declined ~~Units that had been outstanding when such losses were incurred may be subject to having their net asset value reduced by the Incentive Fee, even though the net asset value per Unit is below the net asset value at which such Units were issued~~. In addition, when Units are issued at a net asset value reduced by the accrued Incentive Fee, and such accrued Incentive Fee is subsequently reversed due to trading losses, the reversal will be allocated equally among all outstanding Units (increasing the net asset value per Unit), including those Units whose purchase price had not itself been reduced by the accrued Incentive Fee being reversed.

Prospectus Summary – Expense Limitation and Reimbursement Agreement (Page 10)

Comment 10. Please revise this section, as well as footnote (8) to the fee table, to clarify that the Fund may only make repayments to the Adviser if such repayment does not cause the Fund's expense ratio (after the repayment is taken into account) to exceed both: (1) the expense cap in place at the time such amounts were waived; and (2) the Fund's current expense cap.

Response 10. We propose to revise the disclosure as follows:

To the extent that the Adviser bears Specified Expenses, it is permitted to receive reimbursement for any expense amounts previously paid or borne by the Adviser for a period not to exceed three years from the date on which such expenses were paid or borne by the Adviser, even if such reimbursement occurs after the term of the Expense Limitation and Reimbursement Agreement, provided that the Specified Expenses have fallen to a level below, ~~the Expense Cap~~ and the reimbursement amount does not raise the level of Specified Expenses in the month the reimbursement is being made to a level that exceeds, the Expense Cap in place at the time such amounts were borne by the Adviser and the expense limitation in place at the time of the reimbursement, if any.

Securities and Exchange Commission

September 18, 2020

Prospectus Summary – Valuation (Page 11)

Comment 11. This section states that the Board of Directors has assigned to the Adviser general responsibility for determining the "fair value" of securities for which "readily available" market quotations are not available. Here and elsewhere in the Registration Statement, please make clear that the valuation of the Fund's assets is the ultimate responsibility of the Board of Directors.

Response 11. We propose to revise the disclosure here and elsewhere in the Registration Statement to clarify the responsibility of the Board of Directors as respects determining the value of the Fund's investments.

Prospectus Summary – Risks – Investment Program Risks (Page 14)

Comment 12. The seventh bullet point in this section states that the Fund may focus on a particular country or geographic region. Please explain to us whether the Fund expects to focus on a particular country or geographic region and, if so, please disclose the specific country or geographic region, and provide corresponding risks.

Response 12. The Fund will not focus on a particular country or geographic region as part of its investment strategy or otherwise as an investment policy. Investment of a significant portion of the Fund's assets in a particular country, however, may arise as a result of implementation of the Fund's investment strategy (rather than as part of the strategy). Accordingly, we propose to revise the disclosure as follows, and to combine the "sector focus" and "geographic concentration" risk factors under the caption "Types of Investments and Related Risk Factors" (see Response 17):

While, as of the date hereof, ~~Tthe Fund may~~ does not intend to ~~focus on~~ any particular country, geographic region or sector, implementation of the Fund's investment strategy may, during certain periods, result in the investment of a significant portion of the Fund's assets in a particular country or geographic region, ~~including emerging markets~~ such as Europe, or sector, such as information technology or industrials, which may subject the Fund to greater risk and volatility than if investments had been made in issuers in a broader range of countries, geographic regions or sectors.

Securities and Exchange Commission

September 18, 2020

We also intend to add disclosure to the section of the prospectus entitled Types of Investments and Related Risk Factors – General Risks relating to the risks of investing in Europe and the information technology and industrials sectors.

Comment 13. The eleventh bullet point in this section states that the Fund may use derivatives. Please disclose the Fund's investment strategy for its derivative investments in the "Investment Program" section on page 1 of the prospectus.

Response 13. We propose to revise the disclosure under the caption "Summary of Terms—Investment Program" to state that the Sub-Adviser may seek to obtain exposure to particular issuers or securities through derivative transactions, including, without limitation, swaps (including total return swaps), contracts for differences, options and other types of derivative arrangements for investment or hedging purposes.

Comment 14. Please provide a risk for IPOs in this section.

Response 14. We propose to add the following bulleted risk factor:

The Fund may invest in IPO securities. Special risks are associated with investments in IPO securities, including lack of a trading history, lack of knowledge about the issuer and limited operating history. These factors may contribute to substantial price volatility for the shares of these companies, and this volatility can affect the value of the Fund's investment in these shares.

Summary of Fund Expenses (Page 17)

Comment 15. Since the fee table does not include a line item for interest expense, please confirm to us that the Fund does not intend to borrow during its first 12 months of operations. Alternatively, please add a line item to the fee table for interest expense.

Response 15. The Fund does not intend to borrow during its first 12 months of operations.

Investment Program – Investment Strategy – Bonds and Other Fixed-Income Securities (Page 21)

Comment 16. This section states that the Sub-Adviser may invest a portion of the Fund's assets in bonds and other fixed-income securities. Please provide a maturity policy and a credit quality policy for the Fund's bonds and other fixed-income securities. If the Fund will invest in below-investment grade securities, please add the term "junk bonds" to this description, and provide a corresponding risk.

Securities and Exchange Commission

September 18, 2020

Response 16. We propose to revise the disclosure as follows:

The Fund primarily will invest in equity securities, as described in this Prospectus. The Sub-Adviser, however, may invest a portion of the Fund's assets in bonds and other fixed-income securities rated, at the time of purchase, investment grade or, if unrated, determined to be of comparable quality by the Sub-Adviser. There are no restrictions on the dollar-weighted average maturity or average effective duration of the Fund's fixed-income portfolio or on the maturities or durations of the individual fixed-income securities the Fund may purchase. The Fund may invest in these securities when the Sub-Adviser believes that such securities offer opportunities for capital appreciation (or capital depreciation in the case of short positions) and may also invest in these securities for temporary defensive purposes and to maintain liquidity.

Types of Investments and Related Risk Factors – General Risks – Sector Risk (Page 25)

Comment 17. This section states that the Fund's investments may focus on a particular sector. Please explain to us whether the Fund expects to focus on a particular sector and, if so, please disclose the specific sector and provide corresponding risks.

Response 17. The Fund will not focus on a particular market sector as part of its investment strategy or otherwise as an investment policy. Investment of a significant portion of the Fund's assets in a particular sector, however, may arise as a result of implementation of the Fund's investment strategy (rather than as part of the strategy). We propose to combine the "sector focus" and "geographic concentration" risk factors under the caption "Types of Investments and Related Risk Factors" as follows:

Geographic and Sector Focus. While, as of the date hereof, the Fund does not intend to focus on any particular country, geographic region or sector, implementation of the Fund's investment strategy may, during certain periods, result in the investment of a significant portion of the Fund's assets in a particular country or geographic region, such as Europe, or sector, such as information technology or industrials. Investments in the same countries or geographic regions may constrain the liquidity and the number of issues available for investment by the Fund, and may cause the Fund to be disproportionately exposed to the risks associated with the country or region of concentration. Investments in the same sector may be affected similarly by economic, regulatory, political or market events or conditions, which may make the Fund more vulnerable to unfavorable developments in that sector than funds that invest more broadly. As a result, the Fund may be subject to greater investment risk and volatility, and more susceptible to risk of loss, than if investments had been made in issuers in a broader range of countries, geographic regions or sectors.

We also intend to add disclosure to the prospectus relating to the risks of investing in Europe and the information technology and industrials sectors.

Types of Investments and Related Risk Factors – Investment Strategy-Related Risks – Cash, Cash Equivalents, Investment Grade Bonds, Money Market Instruments (Page 34)

Comment 18. This section states that the Fund "may invest some or all of its assets in high quality fixed-income securities, money market instruments and money market mutual funds, or hold cash or cash equivalents in such amounts as the Sub-Adviser deems appropriate under the circumstances, including in response to adverse market, economic or political conditions or for temporary defensive purposes." Since the Fund may only temporarily deviate from its policy to invest at least 80% of its assets in equity securities when significant adverse market, economic, political or other circumstances require immediate action to avoid losses, please revise this section accordingly. Also, please disclose the effect of taking a temporary defensive position (e.g., the Fund may not achieve its investment objective).

Securities and Exchange Commission

September 18, 2020

Response 18. We propose to revise the disclosure as follows:

The Fund may invest ~~some or all~~ a portion of its assets in high quality fixed-income securities, money market instruments and money market mutual funds, or hold cash or cash equivalents in such amounts as the Sub-Adviser deems appropriate under the circumstances, including in response to adverse market~~,~~ or economic or political conditions ~~or for temporary defensive purposes. In addition, the Fund may invest in these instruments~~, pending the investment of assets in accordance with its investment strategy~~,~~ or to maintain the liquidity necessary to effect repurchases of Units or meet expenses, subject to the Fund's policy to invest at least 80% of its net assets, plus any borrowings for investment purposes, in equity securities. In addition, when the Sub-Adviser determines that adverse market conditions exist, the Fund may adopt a temporary defensive position and invest up to 100% of its assets in such securities. During such periods, the Fund may not achieve its investment objective.

Types of Investments and Related Risk Factors – Other Risks – Possible Exclusion of Investors Based on Certain Detrimental Effects (Page 35)

Comment 19. This section states that the Fund may repurchase Units held by an Investor for eight enumerated reasons, including if "the Board determines that it would be in the best interests of the Fund." Please explain to us how the Fund's ability to repurchase outstanding Units if "the Board determines that it would be in the best interests of the Fund" is consistent with Rule 23c-2 under the 1940 Act, which requires that a fund redeem shares in a "manner as will not discriminate unfairly against any holder of the securities of such class or series."

Response 19. The purpose of this provision is to permit the Fund to compulsorily redeem an investor in accordance with Section 23 of the 1940 Act and any applicable rules thereunder. Examples of situations in which the Board may determine that it would be in the best interests of the Fund to repurchase an investor's Units could include, but are not limited to: (i) an investor's criminal activity, including, for example, money laundering or fraud; (ii) an investor causing the Fund to be subject to increased tax or regulatory risk or burden; and (iii) an investor causing the Fund to be in violation of the law.

Securities and Exchange Commission

September 18, 2020

Use of Proceeds (Page 38)

Comment 20. This section states that the Fund invests the net proceeds from the sale of Units in accordance with the Fund's investment objective and policies and principal strategy "as soon as practicable after each Closing Date." Please disclose how long it will take the Fund to invest all or substantially all the proceeds from the offering in accordance with its investment objective. If the Fund expects the investment period to exceed three months, please disclose the reasons for the expected delay. See Item 7.2 of Form N-2.

Response 20. We propose to revise the disclosure as follows:

The Fund invests the net proceeds from the sale of Units, excluding cash retained for operational needs to pay Fund expenses and amounts to be payable to tendering Investors, in accordance with the Fund's investment objective and policies and principal strategy as soon as practicable after each Closing Date (generally within five business days), assuming normal market conditions and the availability of suitable investments.

APPENDIX C

Comment 21. The title of this section states "Performance Information – Cooper Square International Long/Short Strategy Composite Annual Returns." In order to avoid confusion with the Fund's performance, please revise this heading to "Prior Performance of Similar Accounts Managed by the Adviser" or a comparable heading. Similarly, throughout Appendix C, please refer to the "Cooper Square International Long/Short Strategy Composite" as the "Strategy Composite" or a like term.

Response 21. The heading will be revised to read "Prior Performance of Similar Funds and Accounts Managed by Select Equity Group, L.P.", and the Cooper Square International Long/Short Strategy Composite will be referred to as the "Cooper Square Strategy Composite".

Composite Performance Information (Page C-2)

Comment 22. Please clearly state in this section that the Composite performance is not the performance of the Fund.

Response 22. The following bolded sentence will be added to each page of the Appendix that sets forth Composite performance information: "THE COMPOSITE PERFORMANCE IS NOT THE PERFORMANCE OF THE FUND."

Comment 23. The third paragraph of this section states that the table on page C-3 sets forth monthly performance information of "Other Accounts" managed by SEG that have investment objectives, policies and strategies that are substantially similar to the Fund. Please disclose whether "Other Accounts" are private accounts or investment companies. Also, please revise this paragraph to state that the Composite represents the performance of all accounts managed by SEG with investment objectives, policies and strategies that are substantially similar to the Fund.

Securities and Exchange Commission

September 18, 2020

Response 23. We propose to revise the disclosure as follows:

Select Equity Group, L.P. ("SEG") employs an investment program for CPG Cooper Square International Equity, LLC (the "Fund") that is substantially similar to the Cooper Square International Long/Short investment program that it employs in managing various other international long/short investment accounts that are not registered under the Investment Company Act of 1940, as amended (the "Other Accounts") . . . .

THE TABLE ON PAGE C-3 SETS FORTH FOR THE PERIODS INDICATED COMPOSITE MONTHLY PERFORMANCE INFORMATION OF ALL OTHER ACCOUNTS MANAGED BY SEG THAT HAVE INVESTMENT OBJECTIVES, POLICIES AND STRATEGIES THAT ARE SUBSTANTIALLY SIMILAR TO THE FUND.

Comment 24. The fourth sentence in the third paragraph of this section also states that the returns shown for the Other Accounts "reflect a model management fee of 1% of net asset value, a model Incentive Fee of 20% of net profits (subject to a high water mark) and the actual expenses incurred by the Other Accounts" (Emphasis added). Please revise this sentence to state that the returns reflect "all actual expenses (including incentive fees) incurred by the Other Accounts." If model incentive fees were used, disclose that the model incentive fees are higher than the actual incentive fees incurred by the Other Accounts.

Response 24. We propose to revise the fourth sentence in the third paragraph as follows:

THE RETURNS SHOWN FOR THE OTHER ACCOUNTS REFLECT A MODEL MANAGEMENT FEE OF 1.25% OF NET ASSET VALUE, A MODEL INCENTIVE FEE OF 20% OF NET PROFITS (SUBJECT TO A HIGH WATER MARK) AND THE ACTUAL OTHER EXPENSES INCURRED BY THE OTHER ACCOUNTS. THE MODEL INCENTIVE FEE IS EQUAL TO THE HIGHEST ACTUAL INCENTIVE FEE INCURRED BY THE OTHER ACCOUNTS.

Please note that: (i) the returns shown for the Other Accounts do not include the actual incentive fees incurred by the Other Accounts—rather, the returns reflect the model incentive fee of 20% of net profits (subject to a high water mark); and (ii) the Adviser has determined to increase the model management fee from 1.00% to 1.25%.

Comment 25. Please disclose that the performance was calculated using a method that differs from the standardized SEC method.

Response 25. We propose to add the following disclosure:

THE COMPOSITE PERFORMANCE INFORMATION IS AN ASSET-WEIGHTED AVERAGE OF THE RETURNS OF EACH OF THE OTHER ACCOUNTS. THIS CALCULATION METHODOLOGY DIFFERS FROM THE SEC'S GUIDELINES FOR CALCULATING PERFORMANCE OF MUTUAL FUNDS.

Securities and Exchange Commission

September 18, 2020

Comment 26. Please provide a supplemental representation stating that the Fund has the records necessary to support the calculation of the performance as required by rule 204-2(a)(16) under the Advisers Act.

Response 26. The Adviser and the Sub-Adviser have confirmed that they will maintain the records required by Rule 204-2(a)(16).

Comment 27. In the table at the top of page C-4, please add a parenthetical under "Since Inception" with the date of the Composite's inception.

Response 27. The requested revision will be made.

Comment 28. The charts that were to appear on pages C-5 and C-6 of Appendix C are missing on the EDGAR filing. With your response letter, please provide completed performance data for the Composite, including these missing charts.

Response 28. Attached hereto as Exhibit A is a completed version of the performance appendix, which is now Appendix D.

STATEMENT OF ADDITIONAL INFORMATION

Directors and Officers (Page 8)

Comment 29. We note that much of the information required by this section has been left blank. Please ensure that the Fund's pre-effective amendment provides all of the information required by Item 18 of Form N-2 for each Trustee, including the specific experience, qualifications, attributes, or skills that led to the conclusion that the person should serve as a Trustee of the Fund. See Item 18.17 of Form N-2.

Response 29. The Fund will complete the information in this section, including that required by Item 18 of Form N-2, in its next pre-effective amendment filing.

PART C

Signatures

Comment 30. Please ensure that the pre-effective amendment to the Registration Statement includes the signatures of the Fund's principal financial officer and the majority of its Board of Directors. See Section 6 of the 1933 Act.

Response 30. The full Board of Directors has been appointed and, therefore, a majority of the Board will sign the Fund's next pre-effective amendment. In addition, a parenthetical will be added indicating that Fund's principal accounting officer also performs the functions of a principal financial officer.

GENERAL COMMENTS

Comment 31. Please confirm in your response letter that FINRA has reviewed the proposed underwriting terms and arrangements for the transactions described in the Registration Statement, including the amount of compensation to be allowed or paid to the underwriters and any other arrangements among the Fund, the underwriters, and other broker dealers participating in the distribution, and that FINRA has issued a statement expressing no objections to the compensation and other arrangements.

Securities and Exchange Commission

September 18, 2020

Response 31. The Fund is a closed-end investment company as defined in Section 5(a)(2) of the 1940 Act, and will be operated as a tender offer fund, as described in the amended version of FINRA Rule 5110 that became effective on September 16, 2020 ("New Rule 5110").6 Accordingly, effective September 16, 2020, the Fund is exempt by rule from both the substantive and filing requirements of New Rule 5110. Accordingly, the Fund believes that a statement issued by FINRA expressing no objections to the compensation and other arrangements for the transactions described in the Registration Statement is not required.

Comment 32. Please advise us whether you have presented or will present any "test the waters" materials to potential investors in connection with this offering. If so, please provide us with copies of such materials.

Response 32. The Fund has not presented and does not intend to present any "test the waters" materials to potential investors in connection with this offering.

Comment 33. We note that many portions of your filing are incomplete or will be updated by amendment. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendment.

Response 33. We acknowledge this comment.

Comment 34. If you intend to omit certain information from the form of prospectus included with the Registration Statement that is declared effective in reliance on Rule 430A under the 1933 Act, please identify the omitted information to us supplementally, preferably before filing the pre-effective amendment.

Response 34. The Fund does not intend to omit information in reliance on Rule 430A under the 1933 Act.

Comment 35. Please advise us if you have submitted or expect to submit any exemptive applications or no-action requests in connection with your Registration Statement.

Response 35. The Fund has not submitted and does not expect to submit any exemptive applications or no-action requests in connection with the Registration Statement.

Comment 36. Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the 1933 Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.

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[6]	Rule 5110(h)(2), effective September 16, 2020, available at https://www.finra.org/rules-guidance/rulebooks/finra-rules/5110#the-rule. Amended by SR-FINRA-2019-012. eff. Mar. 20, 2020 and Sept. 16, 2020.

Securities and Exchange Commission

September 18, 2020

Response 36. Pursuant to a conversation between the undersigned and Mr. Bartz, the Fund is transmitting this letter as EDGAR correspondence. After addressing any additional comments of the staff, further to Comment 33 above, the Fund will respond formally to the Staff's comments in the form of a pre-effective amendment filing.

* * * * * * * *

Should you have any questions or comments, please feel free to contact me at 212.969.3359 (bgreen@proskauer.com) or Lisa Goldstein of this office at 212.969.3381 (lgoldstein@proskauer.com).

Very truly yours,

/s/ Brad A. Green

Brad A. Green

cc:	Stuart H. Coleman

Lisa Goldstein

EXHIBIT A

APPENDIX D

PRIOR PErformance OF SIMILAR FUNDS AND ACCOUNTS

MANAGED BY Select Equity Group, L.P.7

COOPER SQUARE STRATEGY COMPOSITE ANNUAL RETURNS
AS OF AUGUST 31, 2020

	Cooper Square Strategy Composite (1)	HFRI Equity Hedge (3)	MSCI ACWI ex US (2, 4)
2011	-0.9%	-8.4%	-13.7%
2012	25.2%	7.4%	16.8%
2013	17.2%	14.3%	15.3%
2014	0.9%	1.8%	-3.9%
2015	3.7%	-1.0%	-5.7%
2016	1.1%	5.5%	4.5%
2017	16.8%	13.3%	27.2%
2018	-4.1%	-7.1%	-14.2%
2019	25.8%	13.7%	21.5%
2020	6.8%	4.6%	-3.1%

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

THE COMPOSITE PERFORMANCE IS NOT THE PERFORMANCE OF THE FUND.

_______________

[7]	The performance information set forth herein is unaudited.

Securities and Exchange Commission

September 18, 2020

COOPER SQUARE STRATEGY COMPOSITE PERFORMANCE INFORMATION

Select Equity Group, L.P. ("SEG") employs an investment program for CPG Cooper Square International Equity, LLC (the "Fund") that is substantially similar to the Cooper Square International Long/Short investment program that it employs in managing various other international long/short investment accounts that are not registered under the Investment Company Act of 1940, as amended (the "Other Accounts"), and that had aggregate net assets as of August 31, 2020 of approximately $1.46 billion. The personnel of SEG who will be responsible for managing the investment portfolio of the Fund manage the investment portfolios of the Other Accounts. As of [_________], 2020, SEG had total assets under management, including proprietary funds, of approximately $[___________].

Because of the similarity of investment programs, as a general matter, SEG will consider participation by the Fund in all appropriate investment opportunities that are under consideration by SEG for the Other Accounts. SEG will evaluate for the Fund and for the Other Accounts a variety of factors, including potential regulatory or tax-related (investment) limitations, that may be relevant in determining whether a particular investment opportunity or strategy is appropriate and feasible for the Fund or the Other Accounts at a particular time. Because these considerations may differ for the Fund and the Other Accounts in the context of any particular investment opportunity and at any particular time, the investment activities and future investment performance of the Fund and each of the Other Accounts will differ. See "Conflicts of Interest."

THE TABLE ON PAGE D-3 SETS FORTH FOR THE PERIODS INDICATED COMPOSITE MONTHLY PERFORMANCE INFORMATION OF ALL OTHER ACCOUNTS MANAGED BY SEG THAT HAVE INVESTMENT OBJECTIVES, POLICIES AND STRATEGIES THAT ARE SUBSTANTIALLY SIMILAR TO THE FUND. THE TABLES ON PAGE D-4 PRESENT ANNUAL PERFORMANCE INFORMATION FOR THE OTHER ACCOUNTS AND FOR VARIOUS INDICES. THE CHARTS ON PAGES D-5 AND D-6 ILLUSTRATE: (1) THE GROWTH OF $1,000; (2) THE DEPTH OF DRAWDOWNS; AND (3) ROLLING ONE-YEAR STANDARD DEVIATION USING THE MONTHLY PERFORMANCE OF THE OTHER ACCOUNTS AND VARIOUS INDICES. THE RETURNS SHOWN FOR THE OTHER ACCOUNTS REFLECT A MODEL MANAGEMENT FEE OF 1.25% OF NET ASSET VALUE, A MODEL INCENTIVE FEE OF 20% OF NET PROFITS (SUBJECT TO A HIGH WATER MARK) AND THE ACTUAL OTHER EXPENSES INCURRED BY THE OTHER ACCOUNTS. THE MODEL INCENTIVE FEE IS EQUAL TO THE HIGHEST ACTUAL INCENTIVE FEE INCURRED BY THE OTHER ACCOUNTS. THE RETURNS ARE NO HIGHER THAN THOSE THAT WOULD HAVE RESULTED IF THE ACTUAL MANAGEMENT AND INCENTIVE FEES CHARGED TO INVESTORS IN THE OTHER ACCOUNTS WERE REFLECTED. THE TABLES SHOULD BE READ IN CONJUNCTION WITH THE NOTES THERETO. PAST PERFORMANCE DOES NOT GUARANTEE FUTURE RESULTS.

PROSPECTIVE INVESTORS SHOULD RECOGNIZE THAT THE FUND'S ESTIMATED EXPENSES ARE HIGHER THAN THE ACTUAL OTHER EXPENSES OF EACH OF THE OTHER ACCOUNTS. ACCORDINGLY, HAD THE OTHER ACCOUNTS' PERFORMANCE RECORDS REFLECTED THE FUND'S ESTIMATED EXPENSES, THE OTHER ACCOUNTS' RETURNS SHOWN IN THE TABLE WOULD HAVE BEEN LOWER. FURTHERMORE, THERE ARE CERTAIN DIFFERENCES BETWEEN THE INVESTMENT POLICIES OF THE FUND AND THE OTHER ACCOUNTS. UNLIKE THE FUND, CERTAIN OF THE OTHER ACCOUNTS ARE NOT SUBJECT TO CERTAIN INVESTMENT LIMITATIONS IMPOSED BY APPLICABLE SECURITIES LAWS, OR TO THE SAME REQUIREMENTS OF THE INTERNAL REVENUE CODE OF 1986, AS AMENDED, TO WHICH THE FUND IS SUBJECT, WHICH, IF APPLICABLE, MAY HAVE ADVERSELY AFFECTED THE OTHER ACCOUNTS' PERFORMANCE. THE FUTURE PERFORMANCE OF THE FUND, THE OTHER ACCOUNTS AND THE VARIOUS INDICES MAY DIFFER.

Securities and Exchange Commission

September 18, 2020

FUTURE INVESTMENTS WILL BE MADE UNDER DIFFERENT ECONOMIC CONDITIONS AND WILL INCLUDE DIFFERENT INVESTMENTS. IN ADDITION, FUTURE INVESTMENTS MADE BY THE FUND WILL BE SUBJECT TO POTENTIAL REGULATORY OR TAX-RELATED (INVESTMENT) LIMITATIONS. MEMBERS OF SEG RESPONSIBLE FOR INVESTMENTS HAVE CHANGED AND MAY CHANGE IN THE FUTURE. PROSPECTIVE INVESTORS SHOULD NOT ASSUME THAT THEY WILL EXPERIENCE PERFORMANCE COMPARABLE TO THAT SET FORTH BELOW.

THE COMPOSITE PERFORMANCE INFORMATION IS AN ASSET-WEIGHTED AVERAGE OF THE RETURNS OF EACH OF THE OTHER ACCOUNTS. THIS CALCULATION METHODOLOGY DIFFERS FROM THE SEC'S GUIDELINES FOR CALCULATING PERFORMANCE OF MUTUAL FUNDS.

COOPER SQUARE STRATEGY COMPOSITE MONTHLY RETURNS (1)
AS OF AUGUST 31, 2020

Year	Jan.	Feb.	Mar.	Apr.	May	Jun.	Jul.	Aug.	Sept.	Oct.	Nov.	Dec.	YEAR
2011	0.2%	2.5%	-0.8%	3.5%	-0.9%	-0.5%	-1.7%	-4.0%	-7.4%	10.4%	-1.4%	0.2%	-0.9%
2012	4.3%	6.8%	1.8%	0.3%	-6.1%	3.0%	2.6%	2.1%	2.6%	1.7%	2.5%	1.7%	25.2%
2013	3.9%	1.7%	2.1%	0.8%	1.2%	-2.5%	4.2%	-1.9%	3.8%	1.8%	-0.4%	1.5%	17.2%
2014	-2.9%	3.6%	0.3%	-0.5%	0.3%	0.0%	-3.0%	2.1%	-3.0%	0.4%	3.1%	0.6%	0.9%
2015	-1.0%	5.5%	-0.4%	2.5%	1.9%	-0.4%	0.3%	-4.6%	-2.1%	4.2%	-0.9%	-1.1%	3.7%
2016	-7.5%	1.2%	5.6%	0.6%	-0.1%	-0.7%	3.2%	1.0%	1.8%	-3.1%	-1.6%	1.2%	1.1%
2017	1.4%	2.5%	1.0%	3.5%	2.9%	0.3%	2.5%	-0.1%	1.5%	0.6%	-0.7%	0.4%	16.8%
2018	3.4%	-1.3%	-0.8%	1.9%	-0.4%	-1.1%	-0.9%	2.1%	-0.6%	-3.5%	0.7%	-3.4%	-4.1%
2019	7.5%	5.0%	1.4%	4.2%	-3.7%	5.2%	0.5%	-0.4%	-0.1%	1.0%	0.6%	2.4%	25.8%
2020	-0.6%	-5.3%	-12.1%	7.0%	5.1%	6.1%	5.8%	2.3%					6.8%

Securities and Exchange Commission

September 18, 2020

COOPER SQUARE STRATEGY COMPOSITE AVERAGE ANNUAL TOTAL RETURNS
AS OF AUGUST 31, 2020

	1 Year (12-month rolling)	5 Years	Since Inception (1/1/2011)
Cooper Square Strategy Composite (1)	11.0%	8.8%	9.1%
HFRI Equity Hedge (3)	10.6%	5.7%	4.3%
MSCI ACWI ex US (2, 4)	8.3%	5.8%	3.7%

COOPER SQUARE STRATEGY COMPOSITE RISK STATISTICS
AS OF AUGUST 31, 2020

	Average Annual Returns Since Inception (5)	Standard Deviation (5, 6)
Cooper Square Strategy Composite (1)	9.1%	11.0%
HFRI Equity Hedge (3)	4.3%	8.1%
MSCI ACWI ex US (2, 4)	3.7%	14.6%

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

THE COMPOSITE PERFORMANCE IS NOT THE PERFORMANCE OF THE FUND.

Securities and Exchange Commission

September 18, 2020

 COOPER SQUARE STRATEGY COMPOSITE GROWTH OF $1,000

COOPER SQUARE STRATEGY COMPOSITE DRAWDOWNS

Securities and Exchange Commission

September 18, 2020

COOPER SQUARE STRATEGY COMPOSITE STANDARD DEVIATION
ONE YEAR ROLLING (5, 6)

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

THE COMPOSITE PERFORMANCE IS NOT THE PERFORMANCE OF THE FUND.

Securities and Exchange Commission

September 18, 2020

The notes below refer to the tables on the prior pages.

(1) These tables present the investment performance of all Other Accounts. The information contained in these tables was prepared by SEG based on the following facts and assumptions:

(a) The composite performance information is an asset-weighted average of the returns of each of the Other Accounts. This calculation methodology differs from the SEC's guidelines for calculating performance of mutual funds.

(b) The Other Accounts' returns take into account each Other Account's actual other expenses. The composite uses a modeled fee structure of a 1.25% management fee and 20% incentive fee (subject to a high water mark). The model incentive fee is equal to the highest actual incentive fee incurred by the Other Accounts.

The returns do not reflect the reinvestment of any distributions made by the Other Accounts. The Fund's estimated expenses are higher than the actual other expenses of each of the Other Accounts.

(c) The composite performance information for the Other Accounts includes the performance from 1/1/2011 through 8/31/2020 of between one and three accounts, including domestic and offshore private funds. Aggregate assets under management in the Other Accounts ranged from an initial value as of January 2011 of approximately $14 million, to a high of approximately $1.46 billion as of August 31, 2020. The composite performance information for the Other Accounts was not prepared in compliance with the GIPS® standards (Global Investment Performance Standards).

(2) Does not reflect fees or expenses of any kind.

(3) The HFRI Equity Hedge is an equally weighted performance index. It uses the HFR database and consists only of Equity Hedge funds with a minimum of US $50 million AUM or a 12-month track record and that report assets in USD. It is calculated and rebalanced monthly, and shown net of all fees and expenses. Equity Hedge strategies invest in a core holding of long equities at all times with short sales of stocks and/or stock index options. HFR compiles the performance numbers from sources it believes to be reliable but makes no representations and assumes no responsibility or liability, express or implied, as to the accuracy or completeness of these numbers. The index is not available for direct investment. While the index is frequently used for comparison purposes, it has limitations (some of which are typical of other widely use indices) and cannot be used to predict performance. These limitations include survivorship bias (the returns of the indices may not be representative of all hedge funds in the universe because of the tendency of lower performing funds to leave the index); heterogeneity (not all hedge funds are alike or comparable to one another, and the index may not accurately reflect the performance of a described style); and limited data (many hedge funds do not report to indices, and the index may omit funds, the inclusion of which might significantly affect the performance shown).

(4) The MSCI ACWI ex US represents large and mid-cap representation across 22 of 23 Developed Markets (DM) countries (excluding the U.S.) and 26 Emerging Markets (EM) countries. With 2,406 constituents, the index covers approximately 85% of the global equity opportunity set outside the U.S. The index is not available for direct investment.

Securities and Exchange Commission

September 18, 2020

(5) Returns and Risk numbers are measured from the commencement of SEG's management of the Other Accounts in 2011.

(6) A statistical measure of dispersion of a set of observations about their mean or other measure of central tendency. It is used to measure an investment's volatility. The higher the standard deviation the greater the volatility of returns and, thus, the more the return deviates from expected normal returns.

OTHER DISCLOSURES

This information is intended for illustration purposes only. No index is directly comparable to the Fund or the Other Accounts. Past performance is not indicative of future results or performance of any account managed by SEG, or of the Fund. There is no guarantee that the Fund will achieve its investment objective.